SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)



Sitestar Corporation
--------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $.001 PER SHARE
---------------------------------------
(Title of Class of Securities)

82980W101
---------
(CUSIP Number)


Jeffrey I. Moore
1188 Mt Rushmore Way
Lexington, KY 40515
859.230.3115

----------------------------------------
(Name, Address and Telephone Number of the Person
Authorized to Receive Notices and Communications)


May 23, 2012
----------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.






The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)




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1.       Name of Reporting Person

         Jeffrey I. Moore

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2.       Check the Appropriate Box                         (a)     [X]
         if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                         Source of Funds

   PF

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5.                       Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

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6.       Citizenship or Place of Organization

United States of America
----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power            2,274,992
Beneficially            (8)     Shared Voting Power             0
Owned by Each           (9)     Sole Dispositive Power       2,274,992
Reporting Person        (10)    Shared Dispositive Power        0

----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         2,274,992
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares

         [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11

         3.07%
-----------------------------------------------------------------------
14.      Type of Reporting Person               IN

-----------------------------------------------------------------------
-----------------------------------------------------------------------



-----------------------------------------------------------------------
1.       Name of Reporting Person

         Julia H. Moore

-----------------------------------------------------------------------
2.       Check the Appropriate Box                         (a)     [X]
         if a Member of a Group                            (b)     [_]

-----------------------------------------------------------------------
3.                         S.E.C. Use Only

-----------------------------------------------------------------------
4.                        Source of Funds

   PF

-----------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.       Citizenship or Place of Organization

United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power               658,489
Beneficially            (8)     Shared Voting Power             0
Owned by Each           (9)     Sole Dispositive Power          658,489
Reporting Person        (10)    Shared Dispositive Power        0

-----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         658,489
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares

         [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11

         0.89%
-----------------------------------------------------------------------
14.      Type of Reporting Person               IN

-----------------------------------------------------------------------
-----------------------------------------------------------------------



-----------------------------------------------------------------------
1.       Name of Reporting Person

         Jay B. Moore

-----------------------------------------------------------------------
2.       Check the Appropriate Box                         (a)     [X]
         if a Member of a Group                            (b)     [_]

-----------------------------------------------------------------------
3.       S.E.C. Use Only

-----------------------------------------------------------------------
4.       Source of Funds

         PF

-----------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.                        Citizenship or Place of Organization

   United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power               593,675
Beneficially            (8)     Shared Voting Power             0
Owned by Each           (9)     Sole Dispositive Power          593,675
Reporting Person        (10)    Shared Dispositive Power        0

-----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         593,675
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares

         [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11
         0.8%
-----------------------------------------------------------------------
14.      Type of Reporting Person               IN

-----------------------------------------------------------------------
-----------------------------------------------------------------------



-----------------------------------------------------------------------
1.       Name of Reporting Person

         William T. May

-----------------------------------------------------------------------
2.       Check the Appropriate Box                        (a)     [X]
         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------
3.                        S.E.C. Use Only

-----------------------------------------------------------------------
4.       Source of Funds

         PF

-----------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.       Citizenship or Place of Organization

   United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power               90,000
Beneficially            (8)     Shared Voting Power             0
Owned by Each           (9)     Sole Dispositive Power          90,000
Reporting Person        (10)    Shared Dispositive Power        0

-----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         90,000
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares

         [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11  0.12%
-----------------------------------------------------------------------
14.      Type of Reporting Person               IN

-----------------------------------------------------------------------
-----------------------------------------------------------------------


-----------------------------------------------------------------------
1.       Name of Reporting Person

         Anna K. May

-----------------------------------------------------------------------
2.       Check the Appropriate Box                        (a)     [X]
         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------
3.                        S.E.C. Use Only

-----------------------------------------------------------------------
4.       Source of Funds

         PF

-----------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.       Citizenship or Place of Organization

   United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power               128,000
Beneficially            (8)     Shared Voting Power             0
Owned by Each           (9)     Sole Dispositive Power          128,000
Reporting Person        (10)    Shared Dispositive Power        0

-----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         128,000
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares

         [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11  0.17%
-----------------------------------------------------------------------
14.      Type of Reporting Person               IN

-----------------------------------------------------------------------
-----------------------------------------------------------------------


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1.       Name of Reporting Person

         M & M Investments

-----------------------------------------------------------------------
2.       Check the Appropriate Box                        (a)     [X]
         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------
3.                        S.E.C. Use Only

-----------------------------------------------------------------------
4.       Source of Funds

         PF

-----------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.       Citizenship or Place of Organization

   United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power               667,360
Beneficially            (8)     Shared Voting Power             0
Owned by Each           (9)     Sole Dispositive Power          667,360
Reporting Person        (10)    Shared Dispositive Power        0

-----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         667,360
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares

         [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11  0.9%
-----------------------------------------------------------------------
14.      Type of Reporting Person               PN

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Item 4. Purpose of Transaction.
All shares have been acquired for investment purposes, due to a belief that the company's common stock is dramatically undervalued.


Jeffrey Moore writes about investments and other matters at www.ragnarisapirate.blogspot.com


Item 7. Material to be Filed as Exhibits.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 31, 2012

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for Julia H. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for Jay B. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for William T. May

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for Anna K. May

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for M & M Investments